FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.

1969 Upper Water Street, Suite 2001

Purdy's Wharf Tower II

Halifax, Nova Scotia B3J 3R7

ITEM 2.	Date of Material Change

December 16, 2013.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on December 16, 2013 via Marketwired news service.

ITEM 4.	Summary of Material Change

Primero Mining Corp. ("Primero" or the "Company") (TSX:P)(PPP)(PPM.AX) and Brigus Gold Corp. ("Brigus") (BRD)(BRD.TO) have announced that they have entered into an arrangement agreement (the "Arrangement Agreement") whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (the "Arrangement") to create a diversified, Americas based mid-tier gold producer.

Pursuant to the Arrangement, Primero will acquire each outstanding Brigus common share for 0.175 of a Primero common share (the "Exchange Ratio"). In addition, Brigus shareholders will receive 0.1 of a common share in a newly incorporated company ("SpinCo") for each Brigus common share as part of the Arrangement. SpinCo will hold Brigus' interests in the Goldfields project in Saskatchewan and the Ixhuatán and Huizopa projects in Mexico and will be capitalized with approximately C$10 million in cash. Upon completion of the Arrangement, Brigus shareholders will hold, in aggregate, a 90.1% interest in SpinCo and Primero will hold the remaining 9.9% interest in SpinCo. All outstanding options to purchase Brigus common shares will be exchanged for options to purchase Primero common shares based upon the Exchange Ratio pursuant to the Arrangement. Following completion of the Arrangement, each outstanding warrant to purchase a Brigus common share will be exercisable to purchase 0.175 of a Primero common share and 0.1 of a SpinCo common share.

The Exchange Ratio represents C$0.91 per Brigus common share, based on the closing price of Primero common shares (C$5.22) on the Toronto Stock Exchange as at December 13, 2013. This value implies a 43% premium to Brigus' 20-trading day volume weighted average price ("VWAP") and a 45% premium to Brigus' closing price, both as at December 13, 2013 on the Toronto Stock Exchange, before ascribing any value to SpinCo. Upon completion of the Arrangement, Brigus will be a wholly-owned subsidiary of Primero and existing Primero shareholders and Brigus shareholders will own approximately 73.4% and 26.6%, respectively, of the outstanding Primero common shares, on a fully diluted in-the-money basis, before ascribing any value to SpinCo. The implied transaction value, before ascribing any value to SpinCo, is approximately C$220 million.

Form 51-102F3	Page 2

Highlights of the Transaction

•Diversified production base: The proposed transaction transforms two single production asset companies into a single entity with operations in geo-politically stable jurisdictions, industry supportive infrastructure and prospective regional geology;

•Critical production scale: Two producing gold mines with 250,000 to 270,000 gold equivalent ounces in 2014 at below industry average cash costs1, which could potentially increase to approximately 400,000 ounces in 2017 with the addition of the production from the Cerro del Gallo development project and a further expansion at San Dimas2;

•Enhanced market capitalization of approximately $720 million: Expected to appeal to a broader shareholder base, increase analyst coverage and improve share trading liquidity;

•Leading growth profile: Expected production growth of over 100% from 2013 to 2015 placing the combined company amongst the leaders of its peer group1,2;

•Solid financial position and cash flow: Sufficient capital to repay all debt and invest in organic growth plus strong operating cash flow of approximately $760 million over the next five years at current consensus commodity pricing1,2,3;

•Leverages technical expertise: Leverages Primero's underground mining technical expertise;

•Exploration opportunity: Combines two companies with demonstrated exploration upside, close to existing mine infrastructure (see recent exploration updates by both companies);

•Re-valuation opportunity: With diversified production and cash flow, a strong balance sheet, a superior growth profile and a proven operating team, the combined company creates the potential for a re-rating to a multiple in line with other mid-tier gold producers.

The combined company is expected to provide Primero and Brigus shareholders with the following benefits:

Benefits for Primero Shareholders:

•Adds a high quality producing gold mine in a proven and mining friendly jurisdiction;

•Diversifies production with over 100,000 gold equivalent ounces per year, an approximately 65% increase in expected 2014 production, at below industry average cash costs4;

•Significantly increases reserves and measured and indicated resources;

•Leverages Primero's underground mining technical expertise;

•Provides accretive production and cash flow2;

•Improves market presence and provides a multiple re-rating opportunity as a mid-tier producer with a proven operating team, a superior growth profile and significant exploration upside.

Form 51-102F3	Page 3

Benefits for Brigus Shareholders:

•Attractive premium for Brigus shareholders, representing 45% to the closing price and 43% to the 20 trading day VWAP of Brigus common shares both as at December 13, 2013 on the Toronto Stock Exchange;

•Immediate exposure to financial resources sufficient to repay debt and invest in the Black Fox mine, as well as finance further growth opportunities including the Grey Fox and Cerro del Gallo projects;

•Accretive on a net asset value basis;

•Improves market presence and provides a multiple re-rating opportunity as a mid-tier producer with a proven operating team, a superior growth profile and significant exploration upside;

•Allows continuing shareholder participation in non-Ontario exploration assets through 90.1% ownership of SpinCo.

Transaction Summary

The proposed transaction will be completed pursuant to a court-approved plan of arrangement and will require approval by at least 66 2/3% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of Primero common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting. Goldcorp Inc., which holds approximately 27% of the outstanding Primero common shares, has agreed to vote in favour of the proposed transaction. The directors and senior officers of each of Primero and Brigus have also entered into support agreements pursuant to which they have agreed to vote in favour of the proposed transaction. It is anticipated that the shareholder meetings will be held in February 2014. Full details of the proposed transaction will be included in management information circulars to be mailed to the shareholders of Primero and Brigus as soon as practicable.

In addition to shareholder and court approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other customary conditions. The Arrangement Agreement includes customary provisions, including mutual covenants not to solicit other acquisition proposals, mutual rights to match any superior proposal and reciprocal termination fees payable in certain circumstances.

The Boards of Directors of Primero and Brigus have each determined, that the proposed transaction is in the best interest of their respective company and fair to their respective shareholders, having taken into account advice of their financial advisors, and have unanimously approved the execution of the Arrangement Agreement. Each of the Brigus and the Primero Boards of Directors will recommend that their respective shareholders vote in favour of the proposed transaction. Scotiabank has provided an opinion to the Board of Directors of Primero that the consideration to be paid by Primero in connection with the proposed transaction is fair, from a financial point of view, to Primero. Brigus formed a special committee of independent directors to consider the proposed transaction. Cormark Securities Inc. has provided an opinion to the Board of Directors of Brigus that the consideration to be received by Brigus shareholders in connection with the proposed transaction is fair, from a financial point of view to Brigus shareholders.

Form 51-102F3	Page 4

A change of control offer will be made for Brigus' outstanding 6.5% convertible senior unsecured debentures (the "Debentures") in accordance with their trust indenture dated March 23, 2011. During the 30 day period following the effective date of the Arrangement, Debenture holders will receive notice (the "Debenture Change of Control Notice") stating that a change of control has occurred along with an offer to purchase the Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

A change of control offer will be made for Brigus' outstanding senior secured term notes (the "Notes") in accordance with their senior secured facility agreement dated October 29, 2012. During the 10 day period following the effective date of the Arrangement, Note holders will receive notice (the "Note Change of Control Notice") stating that a change of control has occurred along with an offer to purchase the Notes at 105% of the principal amount plus accrued and unpaid interested on the date that is 20 days following delivery of the Note Change of Control Notice.

For more details about the transaction please refer to the investor presentation on Primero's website at www.primeromining.com.

1. Based on both company's publicly disclosed production estimates; "gold equivalent ounces" include silver and copper production converted to a gold equivalent based on consensus estimated commodity prices; accounts for the San Dimas silver purchase agreement.

2. Assumes San Dimas operates at least at 2,500 tpd from Q1 2014; 100% ownership of Cerro Del Gallo and that it begins production at the end of 2015, with full year production estimated at 95,000AuEq. oz from 2016 and Primero management estimates for Black Fox production, based on 2,200 tpd - 2,300 tpd operation.

3. Consensus commodity prices include $1,350.00/oz in 2014, $1,397.50/oz in 2015, $1,375.00/oz in 2016, $1,350.00/oz in 2017, $1,300.00/oz long-term and a 63:1 gold:silver ratio, includes recent tax reforms in Mexico.

4. Based on both companies publicly disclosed production estimates.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officer of the Company may be contacted for further information:

Jon Legatto

Chief Financial Officer

Brigus Gold Corp.

Telephone: (902) 442-7187

ITEM 9.	Date of Report

This report is dated this 17th day of December, 2013.

Schedule A

Primero Mining Corp. TSX : P NYSE : PPP ASX : PPM	Brigus Gold Corp. NYSE : BRD TSX : BRD

December 16, 2013 07:00 ET

Primero to Acquire Brigus Gold and Create a Diversified, Americas Based Mid-Tier Gold Producer

TORONTO, ONTARIO--(Marketwired - Dec 16, 2013) - (Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Primero Mining Corp. ("Primero" or the "Company") (TSX:P)(PPP)(PPM.AX) and Brigus Gold Corp. ("Brigus") (BRD)(BRD.TO) today announced that they have entered into an arrangement agreement (the "Arrangement Agreement") whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (the "Arrangement") to create a diversified, Americas based mid-tier gold producer.

Pursuant to the Arrangement, Primero will acquire each outstanding Brigus common share for 0.175 of a Primero common share (the "Exchange Ratio"). In addition, Brigus shareholders will receive 0.1 of a common share in a newly incorporated company ("SpinCo") for each Brigus common share as part of the Arrangement. SpinCo will hold Brigus' interests in the Goldfields project in Saskatchewan and the Ixhuatán and Huizopa projects in Mexico and will be capitalized with approximately C$10 million in cash. Upon completion of the Arrangement, Brigus shareholders will hold, in aggregate, a 90.1% interest in SpinCo and Primero will hold the remaining 9.9% interest in SpinCo. All outstanding options to purchase Brigus common shares will be exchanged for options to purchase Primero common shares based upon the Exchange Ratio pursuant to the Arrangement. Following completion of the Arrangement, each outstanding warrant to purchase a Brigus common share will be exercisable to purchase 0.175 of a Primero common share and 0.1 of a SpinCo common share.

The Exchange Ratio represents C$0.91 per Brigus common share, based on the closing price of Primero common shares (C$5.22) on the Toronto Stock Exchange as at December 13, 2013. This value implies a 43% premium to Brigus' 20-trading day volume weighted average price ("VWAP") and a 45% premium to Brigus' closing price, both as at December 13, 2013 on the Toronto Stock Exchange, before ascribing any value to SpinCo. Upon completion of the Arrangement, Brigus will be a wholly-owned subsidiary of Primero and existing Primero shareholders and Brigus shareholders will own approximately 73.4% and 26.6%, respectively, of the outstanding Primero common shares, on a fully diluted in-the-money basis, before ascribing any value to SpinCo. The implied transaction value, before ascribing any value to SpinCo, is approximately C$220 million.

Form 51-102F3 – Material Change Report	Page A2

Highlights of the Transaction

•Diversified production base: The proposed transaction transforms two single production asset companies into a single entity with operations in geo-politically stable jurisdictions, industry supportive infrastructure and prospective regional geology;

•Critical production scale: Two producing gold mines with 250,000 to 270,000 gold equivalent ounces in 2014 at below industry average cash costs1, which could potentially increase to approximately 400,000 ounces in 2017 with the addition of the production from the Cerro del Gallo development project and a further expansion at San Dimas2;

•Enhanced market capitalization of approximately $720 million: Expected to appeal to a broader shareholder base, increase analyst coverage and improve share trading liquidity;

•Leading growth profile: Expected production growth of over 100% from 2013 to 2015 placing the combined company amongst the leaders of its peer group1,2;

•Solid financial position and cash flow: Sufficient capital to repay all debt and invest in organic growth plus strong operating cash flow of approximately $760 million over the next five years at current consensus commodity pricing1,2,3;

•Leverages technical expertise: Leverages Primero's underground mining technical expertise;

•Exploration opportunity: Combines two companies with demonstrated exploration upside, close to existing mine infrastructure (see recent exploration updates by both companies);

•Re-valuation opportunity: With diversified production and cash flow, a strong balance sheet, a superior growth profile and a proven operating team, the combined company creates the potential for a re-rating to a multiple in line with other mid-tier gold producers.

"This acquisition is immediately accretive to our production and cash flow," stated Joseph F. Conway, President and Chief Executive Officer. "It also diversifies Primero geographically, into a very prospective and proven mining jurisdiction that our team is excited to operate in. Primero has the financial resources to invest in the development and expansion opportunities at the Black Fox mine to realize its full potential. We believe that with further investment, the Black Fox mine will grow and continue to create significant value for shareholders. Primero also has the financial and management resources necessary to advance the adjacent Grey Fox project at the same time as developing the Cerro del Gallo project in Mexico. Furthermore, this transaction represents an opportunity for Brigus shareholders to participate in the tremendous potential of the combined company."

"We are pleased to be combining with another established producer, to diversify and build our financial strength and technical expertise while, at the same time, unlocking value for Brigus shareholders. Brigus shareholders will benefit from Primero's strong balance sheet and cash flow, enabling further investment in the Black Fox mine to realize its full potential and the advancement of the Grey Fox project. The combined company will also benefit from improved market liquidity and Primero's proven management team with a demonstrated track record of successfully growing precious metals mining companies," stated Wade Dawe, Chairman and Chief Executive Officer of Brigus.

Form 51-102F3 – Material Change Report	Page A3

The combined company is expected to provide Primero and Brigus shareholders with the following benefits:

Benefits for Primero Shareholders:

•Adds a high quality producing gold mine in a proven and mining friendly jurisdiction;

•Diversifies production with over 100,000 gold equivalent ounces per year, an approximately 65% increase in expected 2014 production, at below industry average cash costs4;

•Significantly increases reserves and measured and indicated resources;

•Leverages Primero's underground mining technical expertise;

•Provides accretive production and cash flow2;

•Improves market presence and provides a multiple re-rating opportunity as a mid-tier producer with a proven operating team, a superior growth profile and significant exploration upside.

Benefits for Brigus Shareholders:

•Attractive premium for Brigus shareholders, representing 45% to the closing price and 43% to the 20 trading day VWAP of Brigus common shares both as at December 13, 2013 on the Toronto Stock Exchange;

•Immediate exposure to financial resources sufficient to repay debt and invest in the Black Fox mine, as well as finance further growth opportunities including the Grey Fox and Cerro del Gallo projects;

•Accretive on a net asset value basis;

•Improves market presence and provides a multiple re-rating opportunity as a mid-tier producer with a proven operating team, a superior growth profile and significant exploration upside;

•Allows continuing shareholder participation in non-Ontario exploration assets through 90.1% ownership of SpinCo.

Transaction Summary

The proposed transaction will be completed pursuant to a court-approved plan of arrangement and will require approval by at least 66 2/3% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of Primero common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting. Goldcorp Inc., which holds approximately 27% of the outstanding Primero common shares, has agreed to vote in favour of the proposed transaction. The directors and senior officers of each of Primero and Brigus have also entered into support agreements pursuant to which they have agreed to vote in favour of the proposed transaction. It is anticipated that the shareholder meetings will be held in February 2014. Full details of the proposed transaction will be included in management information circulars to be mailed to the shareholders of Primero and Brigus as soon as practicable.

Form 51-102F3 – Material Change Report	Page A4

In addition to shareholder and court approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other customary conditions. The Arrangement Agreement includes customary provisions, including mutual covenants not to solicit other acquisition proposals, mutual rights to match any superior proposal and reciprocal termination fees payable in certain circumstances.

The Boards of Directors of Primero and Brigus have each determined, that the proposed transaction is in the best interest of their respective company and fair to their respective shareholders, having taken into account advice of their financial advisors, and have unanimously approved the execution of the Arrangement Agreement. Each of the Brigus and the Primero Boards of Directors will recommend that their respective shareholders vote in favour of the proposed transaction. Scotiabank has provided an opinion to the Board of Directors of Primero that the consideration to be paid by Primero in connection with the proposed transaction is fair, from a financial point of view, to Primero. Brigus formed a special committee of independent directors to consider the proposed transaction. Cormark Securities Inc. has provided an opinion to the Board of Directors of Brigus that the consideration to be received by Brigus shareholders in connection with the proposed transaction is fair, from a financial point of view to Brigus shareholders.

A change of control offer will be made for Brigus' outstanding 6.5% convertible senior unsecured debentures (the "Debentures") in accordance with their trust indenture dated March 23, 2011. During the 30 day period following the effective date of the Arrangement, Debenture holders will receive notice (the "Debenture Change of Control Notice") stating that a change of control has occurred along with an offer to purchase the Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

A change of control offer will be made for Brigus' outstanding senior secured term notes (the "Notes") in accordance with their senior secured facility agreement dated October 29, 2012. During the 10 day period following the effective date of the Arrangement, Note holders will receive notice (the "Note Change of Control Notice") stating that a change of control has occurred along with an offer to purchase the Notes at 105% of the principal amount plus accrued and unpaid interested on the date that is 20 days following delivery of the Note Change of Control Notice.

Advisors and Counsel

Primero has retained BMO Capital Markets to act as financial advisor and Stikeman Elliott LLP to act as legal advisor. Primero's Board of Directors has retained Scotiabank to act as financial advisor and provide a fairness opinion.

Brigus has retained Primary Capital Inc. and Cormark Securities Inc. to act as financial advisors and Fogler, Rubinoff LLP to act as legal advisors. Fasken Martineau DuMoulin LLP is acting as legal counsel to the special committee of Brigus' board of directors.

Kingsdale Shareholder Services Inc. has been retained by Primero and Brigus as the information agent and proxy solicitor in connection with the proposed transaction.

Conference Call and Webcast

A conference call with Management from both Companies is scheduled for today, Monday, December 16, 2013 at 10:00 a.m. (ET), to discuss the proposed transaction. Participants may join the call by dialing North America toll free 1(866) 229-4144 or 1(514) 841-2162 for calls outside Canada and the U.S. and entering the participant passcode 9447541#.

A recorded playback of the call will be available until to March 15, 2014 by dialing North America toll free 1(888) 843-7419 or 1 (630) 652-3042 for calls outside Canada and the U.S. and entering the call back passcode 9447541#.

Form 51-102F3 – Material Change Report	Page A5

A live and archived webcast of the conference call will also be available at www.primeromining.com and www.brigusgold.com or by clicking:

http://event.onlineseminarsolutions.com/r.htm?e=731371&s=1&k=0707AD2679686A58A7F501AE07B32535

Shareholders with questions can contact Kingsdale Shareholder Services Inc. North American toll free: 1-866-228-2532.

For more details about the transaction please refer to the investor presentation on Primero's website at www.primeromining.com.

1. Based on both company's publicly disclosed production estimates; "gold equivalent ounces" include silver and copper production converted to a gold equivalent based on consensus estimated commodity prices; accounts for the San Dimas silver purchase agreement.

2. Assumes San Dimas operates at least at 2,500 tpd from Q1 2014; 100% ownership of Cerro Del Gallo and that it begins production at the end of 2015, with full year production estimated at 95,000AuEq. oz from 2016 and Primero management estimates for Black Fox production, based on 2,200 tpd - 2,300 tpd operation.

3. Consensus commodity prices include $1,350.00/oz in 2014, $1,397.50/oz in 2015, $1,375.00/oz in 2016, $1,350.00/oz in 2017, $1,300.00/oz long-term and a 63:1 gold:silver ratio, includes recent tax reforms in Mexico.

4. Based on both companies publicly disclosed production estimates.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and 69.2% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to precious metals. The Company has intentions to become an intermediate producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero's website is www.primeromining.com.

About Brigus

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. Brigus operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Brigus also owns the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects. In Mexico, Brigus owns the Ixhuatan Project located in the state of Chiapas.

Additional information about Brigus and its projects is available on the Brigus website at www.brigusgold.com and on SEDAR.

Form 51-102F3 – Material Change Report	Page A6

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This Primero news release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Primero's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "expected", "scheduled", "estimates",, "intends", "to create", "to diversify", "to invest", "enabling", "upon", "further", "proposed", "opportunities", "potentially", "increases", "adds" "improves", "continuing" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", or "might", . Such forward-looking information includes, without limitation, statements regarding the completion and expected benefits of the proposed transaction, attributes of Primero, Brigus and Spinco assuming completion of the transaction, which may be stated in the present tense, repayment of amounts that become due following a change of control of Brigus, and other statements that are not historical facts. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Primero operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the arrangement have been made include that Primero will be able to satisfy the conditions in the Agreement, that the required approvals will be obtained from the shareholders of Brigus and Primero, that all required third party, regulatory, and government approvals and court orders will be obtained, that the proposed transaction will proceed in accordance with the anticipated timeline and close in late February, that Primero will be able to achieve announced guidance targets in line with publicly disclosed information of both Primero and Brigus, and that Brigus and Primero shares will, pending completion of the transaction trade in similar relation to each other as they did immediately prior to this announcement.

Primero cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Primero's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold, silver and copper price volatility; fluctuations in foreign exchange rates and interest rates; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; changes in applicable laws or regulations, or the enforcement or interpretation thereof. In addition, the factors described or referred to in the section entitled "Risk Factors" in Primero's Annual Information Form for the year ended December 31, 2012 or under the heading "Risks and Uncertainties" in Primero's 2012 Annual Report, and the factors described or referred to in the section entitled "Risk Factors" in Brigus' Annual Information Form for the year ended December 31, 2012, all of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this news release. Although Primero has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this news release is made as of the date of this news release, and Primero disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Form 51-102F3 – Material Change Report	Page A7

This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

Additional Information About the Transaction and Where to Find It:

In connection with the proposed transaction, Primero and Brigus will file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including information circulars. INVESTORS AND SECURITY HOLDERS OF PRIMERO AND BRIGUS ARE URGED TO READ THE INFORMATION CIRCULARS AND THE OTHER RELEVANT MATERIALS FILED WITH THE SEC (AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE MATERIALS) CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Primero and Brigus may be obtained free of charge by directing such request to: Kingsdale Shareholder Services at 1-866-228-2532, or from Primero's website at www.primeromining.com or from Brigus' website at www.brigusgold.com. Such documents are not currently available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Primero prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources and mineral reserves in this news release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Primero use certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this news release and are included in the public filings of Primero which have been filed with securities commissions or similar authorities in Canada).

Estimates of equivalent production are calculated using analyst consensus metal price estimates. Primero's gold equivalent production estimate is adjusted for the silver purchase agreement and only silver ounces attributable to Primero are included.

Cautionary Statement

The production targets in this report are based on reserve and resource estimates that utilise the CIM standards, reported as "National Instrument 43-101" and not the JORC code. They are therefore "foreign estimates" for the purpose of the ASX Listing Rules. A competent person has not done sufficient work to classify the foreign estimates as mineral resources or ore reserves in accordance with the JORC Code. It is therefore uncertain that following evaluation and/or further exploration work that the foreign estimates will be able to be reported as mineral resources or ore reserves in accordance with the JORC Code.

Form 51-102F3 – Material Change Report	Page A8

No further field work is required for conversion of a NI 43-101 compliant resource or reserve to a JORC-compliant equivalent. However, the data and assumptions would need to be re-validated in accordance with JORC requirements before re-running the models. Given the extensive work required to underpin the NI 43-101 compliant estimates, no material differences in the estimates would be anticipated.

Appendix 1 - Reporting of Production Targets and Forecast Financial Information

The following information is provided in accordance with ASX Listing Rules 5.16 and 15.17.

1. Material Assumptions Underpinning the Production Target

Material assumptions used to forecast production targets include: Assumes San Dimas operates at least at 2,500 tpd from Q1 2014; 100% ownership of Cerro Del Gallo and that it begins production at the end of 2015, with full year production estimated at 95,000AuEq. oz from 2016 and Primero management estimates for Black Fox production, based on 2,200 tpd - 2,300 tpd operation, street consensus gold price of $1,350.00/oz in 2014, $1,397.50/oz in 2015, $1,375.00/oz in 2016, $1,350.00/oz in 2017 and $1,300.00/oz long-term, a gold silver ratio of 63:1 and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

2. Material Assumptions Underpinning the Forecast Financial Information

Material assumptions used to forecast production targets include: Assumes San Dimas operates at least at 2,500 tpd from Q1 2014; 100% ownership of Cerro Del Gallo and that it begins production at the end of 2015, with full year production estimated at 95,000AuEq. oz from 2016 and Primero management estimates for Black Fox production, based on 2,200 tpd - 2,300 tpd operation, street consensus gold price of $1,350.00/oz in 2014, $1,397.50/oz in 2015, $1,375.00/oz in 2016, $1,350.00/oz in 2017 and $1,300.00/oz long-term, a gold silver ratio of 63:1 and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

3. Proportion of Qualifying Foreign Estimates Underpinning Production Target and Forecast Financial Information

The production targets and forecast financial information are underpinned solely by qualifying foreign estimates. It is expected that the cash flow estimate of $760 million over the next five years will be derived solely from the production targets stated in this report.

4. Competent Person's statement in relation to ASX Listing Rules 5.16

A competent person has not done sufficient work to classify the foreign estimates on which the production targets are based as mineral resources or ore reserves in accordance with the JORC Code and it is therefore uncertain that following evaluation and/or further exploration work that the foreign estimates will be able to be reported as mineral resources or ore reserves in accordance with the JORC Code.

However, Mr Gabriel Voicu, has confirmed that the information above that has been provided under ASX Listing Rules 5.16 and 15.17 is an accurate representation of the available data and studies for the various material mining projects of Primero as certified by NI 43-101 compliant reports. Mr. Voicu is the VP, Geology & Exploration of Primero and a Member of the Association of Professional Geoscientists of Ontario (APGO), Canada. Mr Voicu consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Form 51-102F3 – Material Change Report	Page A9

Contact:

Tamara Brown

VP, Investor Relations

Tel: (416) 814 3168

tbrown@primeromining.com

Morgan Tyghe

Director of Investor Relations

Tel: (416) 214 9867

mtyghe@brigusgold.com